Exhibit 4.24.6

Exhibit E

Termination Agreement

AIRBUS S.A.S.

and

LATAM AIRLINES GROUP S.A.

TERMINATION AGREEMENT

in respect of

THE A350XWB PURCHASE AGREEMENT

This termination agreement (this “Termination Agreement”) is made as of the __day of _________ 2021,

Between

1.	AIRBUS S.A.S., a Société par Actions Simplifiée duly created and existing under French law having its principal office at 2 rond-point Emile Dewoitine, 31700 Blagnac, France and includes its successors and assigns (the “Seller”); and

2.	LATAM AIRLINES GROUP S.A., a company organised and existing under the laws of Chile, having its principal office at Edificio Huidobro, Avenida Presidente Riesco 5711 – 20th Floor, Las Condes, SANTIAGO, CHILE (the “Buyer”),

the Seller and the Buyer are hereinafter referred together as the “Parties” or each as a “Party”.

WHEREAS

(A)	The Seller and TAM Linhas Aereas S.A. (the “Original Buyer”) signed the A350 XWB purchase agreement (Reference CSC.337.0179/07) on 20 December 2005 (including all exhibits, appendices and letter agreements) relating to the purchase by the Original Buyer and the sale by the Seller of certain A350 XWB aircraft, as amended and supplemented from time to time and as novated through a novation agreement dated 21 July 2014 between the Original Buyer, the Buyer and the Seller (the “Purchase Agreement”).

(B)	On 26 May 2020 (the “Petition Date”), the Buyer filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court” and such proceedings, the “Chapter 11 Cases”), and in connection therewith, has informed the Buyer of its decision to reject the Purchase Agreement pursuant to Section 365(a) of the Bankruptcy Code.

NOW THEREFORE IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS

1.1.	In this Termination Agreement, capitalised terms and expressions not otherwise defined herein shall, unless the context otherwise requires, have the meaning given to them in the Purchase Agreement.

1.2.	In addition, the following terms shall have the following meanings:

(a)	“A350 Amendment No.9” means the amendment No.9 entered into between the Parties in respect of the Purchase Agreement dated 22 September 2017 between the Buyer and the Seller (as amended from time to time).

(b)	“A350 Amendment No.13” means the amendment No.13 entered into between the Parties in respect of the Purchase Agreement dated 31 March 2020 between the Buyer and the Seller (as amended from time to time).

(c)	“Letter Agreement No. 1 to Amendment No. 2” means the letter agreement No.1 to the amendment No.2 entered into between the Parties in respect of the Purchase Agreement dated 15 July 2014 (as amended from time to time).

(d)	“Terminated Aircraft” means REDACTED*

2.	TERMINATION

The Parties agree that, as regards any rights and obligations that the Parties may have against each other and unless otherwise provided herein, with effect from the date hereof, all of their rights and obligations under the Purchase Agreement in relation to Terminated Aircraft and unless otherwise provided herein,shall be terminated forthwith without further act.

REDACTED*

Consequently, each Party irrevocably waives any right to initiate any dispute resolution proceedings, including court or arbitration proceedings, against the other Party in relation to the Purchase Agreement in relation to the Terminated Aircraft.

The Parties agree that clause 22.10 of the Purchase Agreement relating to non- disclosure shall remain in full force and effect notwithstanding the termination of the Purchase Agreement in relation to the Terminated Aircraft.

REDACTED*

*	All text marked “REDACTED*” is Redacted Per Amended Standing Order Regarding Redaction Dated February 2, 2021.

REDACTED*

REDACTED*

*	All text marked “REDACTED*” is Redacted Per Amended Standing Order Regarding Redaction Dated February 2, 2021.

4.	CONDITION PRECEDENT

The Seller and the Buyer hereby agree that it shall be a condition precedent to the effectiveness of this Termination Agreement that the Bankruptcy Court shall have entered an order in form and substance acceptable to the Buyer and the Seller (i) approving this Termination Agreement; (ii) authorizing the Buyer and Piquero, as applicable, to enter into and perform under the Amendment Documents, the PDP Financing Documents and the Assignment, Assumption and Release Amendment Agreement and to assume the Assumed Purchase Agreements, as amended; (iii) providing that the obligations of the Buyer and Piquero, as applicable, under the Assumed Purchase Agreements, as amended, the Termination Agreement, the Piquero Guarantee and the Assignment, Assumption and Release Amendment Agreement shall constitute administrative expense claims in the Case pursuant to section 503 of the Bankruptcy Code; and (iv) providing that the obligations of the Buyer under the Piquero Guarantee shall be binding upon and constitute obligations of the reorganized debtors or their successors.

In this Clause 4:

Amendment n°1 means the amendment agreement to the Piquero Purchase Agreement entered into or to be entered into between the Seller and Piquero.

Amendment n°9 means the amendment agreement to the Purchase Agreement 1 entered into or to be entered into between the Seller and the Buyer.

Amendment n°18 means the amendment agreement to the Purchase Agreement 3 entered into or to be entered into between the Seller and the Buyer.

Amendment n°27 means the amendment agreement to the Purchase Agreement 2 entered into or to be entered into between the Seller and the Buyer.

Amendment Documents means the Amendment n°1, the Amendment n°9, the Amendment n°18, the Amendment n°27, the Purchase Agreement 1 Letter Agreement and the Purchase Agreement 2 Letter Agreements.

Assignment, Assumption and Release Amendment Agreement means the assignment, assumption and release amendment agreement entered into or to be entered into between the Buyer, the Seller and Piquero in relation to the assignment, assumption and release agreement dated 6 June 2019 between the Buyer, the Seller and Piquero.

Assumed Purchase Agreements means the Purchase Agreement 1, the Purchase Agreement 2, the Purchase Agreement 3 and the Piquero Purchase Agreement being assumed (as amended).

Consent Agreement Supplement means the consent agreement supplement entered into or to be entered into between Piquero, the Seller, the Buyer and Banco Santander, S.A. in relation to the consent agreement dated 6 June 2019.

PDP Financing Documents means the Consent Agreement Supplement and the Assignment, Assumption and Release Amendment Agreement.

Piquero means Piquero Leasing Limited.

Piquero Guarantee means the guarantee and indemnity dated 6 June 2019 granted by the Buyer in favour of the Seller with respect to, inter alia, the obligations of Piquero under the Piquero Purchase Agreement.

Piquero Purchase Agreement means the Purchase Agreement 1 (excluding any letter agreement relating thereto) as assigned, assumed and released pursuant to the Assignment, Assumption and Release Amendment Agreement.

Purchase Agreement 1 means the Airbus A320 family purchase agreement dated 22 June 2011 and entered into between the Buyer and the Seller, and as amended and supplemented from time to time (including without limitation all exhibits and appendices thereto and any letter agreements entered into from time to time relating thereto).

Purchase Agreement 1 Letter Agreement means the letter agreement n°1 to the Amendment n°9.

Purchase Agreement 2 means the Airbus A320 family purchase agreement dated 14 November 2006 and entered into between the Seller and TAM Linhas Aéreas S.A., as amended and supplemented from time to time (including without limitation all exhibits and appendices thereto and any letter agreements entered into from time to time relating thereto), and as novated from TAM Linhas Aéreas S.A. to the Buyer on 30 October 2014.

Purchase Agreement 2 Letter Agreements means the letter agreement n°1, the letter agreement n°2, the letter agreement n°3, the letter agreement n°4, the letter agreement n°5, the letter agreement n°6, the letter agreement n°8D and the letter agreement n°9D to the Amendment n°27.

Purchase Agreement 3 means the Airbus A320 family purchase agreement dated 20 March 1998 and entered into between the Seller and the Buyer, as amended and supplemented from time to time (including without limitation all exhibits and appendices thereto and any letter agreements entered into from time to time relating thereto).

5.	MISCELLANEOUS PROVISIONS

5.1	This Termination Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes any previous understandings, commitments or representations whatsoever, oral or written, with respect to the matters referred to herein. This Termination Amendment shall not be amended except by an instrument in writing executed by both Parties or by their duly authorised representatives.

5.2	This Termination Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same agreement.

5.3	If, at any time, any provision of this Termination Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

5.4	The Parties agrees that it shall not disclose any information relating to this Termination Agreement except that the Buyer may disclose a copy of this Termination Agreement (i) to the Bankruptcy Court to the extent necessary to obtain approval of this Termination Agreement and (ii) on a professional eyes’ only basis to (a) the Official Committee of Unsecured Creditors, (b) that certain Ad Hoc Group of LATAM Bondholders, and (c) the United States Trustee. For the avoidance of doubt, to the extent the Buyer files this Termination Agreement with the Bankruptcy Court, the Buyer shall seek to file this Termination Agreement and the Purchase Agreement, along with any related filings, under seal pursuant to the Amended Standing Order Regarding Redactions (the “Standing Order”) entered by the Bankruptcy Court in the Chapter 11 Cases at Docket No. 1810.

6.	LAW AND JURISDICTION

This Termination Agreement shall be governed by and construed in accordance with the laws of England. Any dispute arising out of or in connection with this Termination Agreement shall be within the exclusive jurisdiction of the Courts of England except that subject to the last sentence of this Clause 6 and during the pendency of the Chapter 11 Cases for the period prior to the effective date of a chapter 11 plan for the Buyer, the Bankruptcy Court shall have exclusive jurisdiction over any disputes or, to the extent the Bankruptcy Court abstains, reference to the Bankruptcy Court is withdrawn, or the Bankruptcy Court is otherwise found to not have jurisdiction, then to the U.S. District Court for the Southern District of New York or the state court of the State of New York located in New York County, New York.

Subject to the last sentence of this Clause 6, the parties hereto irrevocably consent to the personal jurisdiction of (i) during the pendency of the Chapter 11 Cases for the period prior to the effective date of a chapter 11 plan for the Buyer, the Bankruptcy Court or to the extent the Bankruptcy Court abstains, reference to the Bankruptcy Court is withdrawn, or the Bankruptcy Court is otherwise found to not have subject matter jurisdiction, then to the U.S. District Court for the Southern District of New York or the state court of the State of New York located in New York County, New York, and (ii) thereafter, the Courts of England.

For the avoidance of doubt, nothing in this Clause 6 shall waive or modify any Party’s right to request that the Bankruptcy Court abstain from hearing or otherwise transfer a dispute arising under this Termination Agreement or to argue that the Bankruptcy Court does not have statutory authority to adjudicate disputes arising under this Termination Agreement, nor any Party’s defenses in respect of any such request or argument.

IN WITNESS WHEREOF this Termination Agreement was duly entered into the day and year first above written.

For and on behalf of	For and on behalf of

LATAM AIRLINES GROUP S.A.	AIRBUS S.A.S.

Name	:	Name	:	REDACTED*

Title	:	Title	:	REDACTED*

Name	:

Title	:

*	All text marked “REDACTED*” is Redacted Per Amended Standing Order Regarding Redaction Dated February 2, 2021.